UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

Platform Ventures Diversified Housing REIT, LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3409118
State or other jurisdiction of incorporation or organization	(I.R.S. Employer
Identification No.)

4220 Shawnee Mission Parkway, Suite 200B, Fairway, Kansas 66205
(Full mailing address of principal executive offices)

(816) 285-3872
(Issuer’s telephone number, including area code)

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF PLATFORM VENTURES DIVERSIFIED HOUSING REIT, LLC

Balance Sheets as of June 30, 2018 (unaudited) and December 31, 2017 (unaudited)	F-1

Notes to Balance Sheets	F-2

Platform Ventures Diversified Housing REIT, LLC

Balance Sheets (Unaudited)

	June 30, 2018	December 31, 2017
Assets
Cash	$1,000	$1,000
Total Assets	$1,000	$1,000

Members' Equity
Members' Equity	$1,000	$1,000
Total Members' Equity	$1,000	$1,000

See accompanying notes to the balance sheets

F-1

Platform Ventures Diversified Housing REIT, LLC

Notes to Balance Sheets (Unaudited)

1.	Formation and Organization

Platform Ventures Diversified Housing REIT, LLC (the “Company”) was formed on August 31, 2017 as a Delaware limited liability company and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company is expected to acquire, manage and structure a diverse portfolio of stabilized, income-oriented, multi-tenant rental housing properties in the United States. The Company may also invest, to a limited extent, in real estate-related assets, including select real estate loans, real estate debt securities and other real estate-related assets with exposure to the multi-tenant rental housing sector. The Company may make its investments through majority owned subsidiaries, some of which may have rights to receive preferred economic returns. Substantially all of the Company’s assets will be held by, and substantially all of the operations will be conducted through PVDH Operating Partnership, LP (the “Operating Partnership”) either directly or through its subsidiaries, and the Company will be the sole general partner of the Operating Partnership. The Company will be managed by PVDH Manager, LLC, a Delaware limited liability company (the “Manager”), a wholly owned subsidiary of Platform Investments, LLC, which is a wholly owned subsidiary of Platform Ventures, LLC (the “Sponsor”).

As of the date of this report, the Company has not begun operations.

The Company has authorized the issuance of up to $50,000,000 of common shares, which represent limited liability company interests in the Company. The Company intends to sell any combination of two classes of common shares, Class A shares, and Class D shares, with a dollar value up to the maximum offering amount. The Sponsor has committed to purchase 5% of the outstanding equity, up to $2,500,000, or more at its discretion. On September 14, 2017, the Company received $1,000 in cash in connection with the Sponsor’s purchase of common shares.

The Company filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $50,000,000 in common shares, for an initial price of $10.00 per share for the 12-month period following the date when investors are first admitted as shareholders of the Company. However, common shares and OP Units sold prior to the Company meeting the $7,000,000 minimum threshold will be subject to a discounted price of $9.75 per share. The SEC declared the Offering to be qualified on September 27, 2018.

The Company intends to have a December 31st fiscal year end.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains financial statements in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC. The accompanying balance sheets as of June 30, 2018 and December 31, 2017 are unaudited and have not been reviewed by external auditors.

Principles of consolidation

GAAP requires the consolidation or combination of any subsidiaries or affiliates under common control. If upon commencement of operations consolidation or combination is required the financial statements will include the accounts and transactions of the Company, together with the controlled subsidiaries and/or affiliates. All material intercompany balances and transactions will be eliminated in the presentation of the accompanying consolidated or combined financial statements. As of June 30, 2018 and December 31, 2017 the Company is not invested in any controlled subsidiaries or affiliate that requires the presentation of consolidated or combined financial statements.

Estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could materially differ from those estimates.

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Sponsor or Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that the Company will be obligated to pay or reimburse the Sponsor or Manager for organization and offering costs paid by them on behalf of the Company. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed will never exceed 1.0% of the aggregate gross offering proceeds. Any excess costs will be rolled forward to subsequent months until paid in full.

F-2

These costs are not recorded in the financial statements of the Company as of June 30, 2018 and December 31, 2017 because such costs are not a liability of the Company until the Company’s common shares are sold to the public. When recorded by the Company, organization costs will be expensed as incurred, and offering costs will be charged to members’ equity as such amounts are reimbursed to the Manager or Sponsor from the gross proceeds of the Offering. As of June 30, 2018 and December 31, 2017, approximately $950,000 and $575,000 in organization and offering costs have been incurred, respectively.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

3.	Related Party Arrangements

PVDH Manager, LLC - Manager

The Company has entered into a management agreement with PVDH Manager, LLC. Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the offering. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed will never exceed 1.0% of the aggregate gross offering proceeds. Any excess costs will be rolled forward to subsequent months until paid in full.

Upon acquisition of each equity investment, the Company will pay up to 1.00% of the amount of the property purchase price to the Manager or its affiliates. For debt investments, if an origination fee is charged, the third-party borrower will typically pay 1.00-3.00% of the amount funded by the Company. The Manager or its affiliates will receive 1.00% of the amount funded by the Company, and any origination fees exceeding 1.00% will be paid directly to the Company.

The Company will pay the Manager a monthly investment management fee at an annualized rate of 1.50% of the Company’s aggregate NAV on a consolidated basis, which, until the month following one year after the commencement of the offering, will be based on an assumed NAV of $10.00 per outstanding share or Operating Partnership unit. Thereafter, the investment management fee will be based on the Company’s NAV at the end of each prior month. Upon liquidation of any of the Company’s equity investments in real estate, the Company will not pay a disposition fee.

The Company will reimburse the Manager for out-of-pocket expenses paid in connection with providing services to the Company. This does not include the Sponsor’s or Manager’s overhead, but does include legal, accounting, auditing, consulting and other fees and expenses, financing commitment fees, real estate title and appraisal costs, valuation expenses, and printing.  The Company will also reimburse the Manager for employee or contractor charge-back expenses attributable to the services of professionals employed or contracted by the Manager, Sponsor, and/or their other affiliates who perform legal, accounting, and asset management services for the Company, in the event that the Manager or its affiliates engage such professionals to perform such services in lieu of (or in addition to) the engagement of a third-party to provide such services, provided that (i) the amounts charged for such services are reasonable in the Manager’s reasonable discretion, and (ii) the reimbursement corresponds only to the portion of such professionals’ business time spent directly on such Company matters. Further, the Company will reimburse the Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, to the extent the Manager is not reimbursed by any operating partner.

The Sponsor or an affiliate may make short-term bridge loans to the Company or Operating Partnership in order to fund the acquisition of real estate investments. The interest rate to be charged by the Sponsor or its affiliate will be the same rate that the Sponsor or its affiliate pays on any loan facilities it has that support the bridge loans made to the Company. If at any time the Sponsor or one of its affiliates is funding bridge loans to the Company from its own capital, the Manager will determine a reasonable interest rate to be charged on such bridge loan, solely in its reasonable discretion.

If the Company purchases assets from the Sponsor or one of its affiliates, the Company will pay a warehousing fee equal to an annualized rate of 2.0% of the purchase price of the asset with respect to the period of time the asset is warehoused, plus any transaction costs in connection with the acquisition.

F-3

The Company will reimburse the Manager or an affiliate of the Manager for actual servicing expenses associated with the debt investments including any up-front set-up fee. The servicing expenses incurred by the Manager including reimbursements for employee and independent contractor costs associated with the servicing are meant to be a straight pass-through expense to the Company. The Manager may decide to enter into a servicing agreement with a third-party to service and administer the loans held by the Company and the Company will pay for any expenses incurred in connection with such services.

If there are any non-performing loans, the Manager will charge the Company a special servicing fee, to be paid quarterly, and paid to the Manager at an annualized rate of 1.00% of the unpaid balance of the non-performing asset. It is in the Manager’s sole discretion to determine if a loan is non-performing. The payment of the special servicing fee will be in addition to any third-party special servicing expenses incurred by the Company, which may include special fees associated with recovery efforts by the Manager, Sponsor or any of their affiliates.

The Company will pay the Manager a monthly servicing fee equal to an annualized rate of 0.50% of aggregate NAV upon the authorization and issuance of Class D shares. Until the month following the first 12 months after the initial issuance of shares, the shareholder servicing fee will be based on an assumed NAV of $10.00 per outstanding Class D share. Thereafter, the shareholder servicing fee will be based on the aggregate NAV of the outstanding Class D shares at the end of each prior month. The Company will not pay a shareholder servicing fee with respect to the outstanding Class A shares.

The Manager may pursue a sale or series of sales of the assets, a sale or merger of the Company, a listing of the shares on a national securities exchange or a similar transaction. Upon execution of such a transaction, the Manager will be entitled to an exit performance allocation equal to 10% of the total return of the REIT in excess of an annualized non-compounded 6% return to the shareholders on a class-by-class basis over the life of the Company.

If the total return to shareholders in any calendar year exceeds 6% per annum calculated on a class by class basis, the Manager will be entitled to receive an annual performance allocation equal to 10% of the excess total return. “Total return” with respect to each class is comprised of the change in NAV per share for such class plus distributions per share for that same class. In the event the NAV per share for one or both classes decreases below $10.00, the annual performance allocation for such applicable class or classes will not be earned on any increase in NAV per share up to $10.00.

4.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements the Company not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, the Company is not aware of any litigation of any significance likely to occur.

5.	Subsequent Events

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheets dates require disclosure in the accompanying notes. Management evaluated the activity of the Company through December 4, 2018 (the date the financial statements were available to be issued) and concluded that the following items should be disclosed as subsequent events:

Form 1-A filed with the SEC with respect to the Offering was declared to be qualified by the SEC on September 27, 2018.

F-4

Item 4. Exhibits

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation
2.2*	Form of Amended and Restated Limited Liability Company Agreement
4.1*	Form of Subscription Package (included in the Offering Circular as Appendix B and incorporated herein by reference)
6.1*	Form of Amended and Restated Limited Partnership Agreement of PVDH Operating Partnership, LP
6.2*	Form of Investment Management Agreement between Platform Ventures Diversified Housing REIT, LLC and PVDH Manager, LLC
6.3*	Form of Support Agreement between Platform Ventures, LLC and PVDH Manager, LLC
6.4*	Form of License Agreement between Platform Ventures Diversified Housing REIT, LLC and Platform Ventures, LLC
10.1*	Power of Attorney (included on signature page of the Offering Statement dated September 24, 2018)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairway, Kansas on December 4, 2018.

Platform Ventures Diversified Housing REIT, LLC

By: PVDH MANAGER, LLC, its Manager

By:	/s/ Ryan Anderson

Name:	Ryan Anderson

Title:	Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ryan Anderson	Executive Officer of PVDH Manager, LLC
Ryan Anderson	(Principal Executive Officer)	December 4, 2018

/s/ Kyle Siner	Chief Financial Officer of PVDH Manager, LLC	December 4, 2018
Kyle Siner	(Principal Financial Officer and Principal Accounting Officer)